SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

May 19, 2023

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NaaS Technology Inc.

(CIK Number: 000 1712178)

Registration Statement on Form F-1

Dear Ms. Beech:

On behalf of our client, NaaS Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby filing Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and certain exhibits relating to a proposed registered direct offering in the United States of the Company’s Class A ordinary shares, par value US$0.01 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

The Company intends to file an acceleration request on May 22, 2023 to request that the staff of the Commission (the “Staff”) declare effectiveness of the Registration Statement on or about May 24, 2023. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

*            *             *

Registration Statement

Securities and Exchange Commission

May 19, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +852 3740 4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Mr. Alex Wu, Chief Financial Officer, NaaS Technology Inc.

Ms. Christine JH Zhang, Partner, Ernst & Young Hua Ming LLP